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                                                                                                  EXHIBIT 12
                      AMERICAN ELECTRIC POWER COMPANY, INC.
                       Ratio of Earnings to Fixed Charges
                         (in millions except ratio data)
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                                                                      Year Ended December 31,
                                                           1997       1998       1999      2000       2001
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Fixed Charges:
  Interest on Long-term Debt . . . . . . . . . . . .      $  698     $  682    $  773     $  768     $  733
  Interest on Short-term Debt. . . . . . . . . . . .         107        134       149        259        148
  Miscellaneous Interest Charges . . . . . . . . . .          50         77        77        161        132
  Estimated Interest Element in Lease Rentals. . . .         221        222       212        223        223
  Preferred Stock Dividends. . . . . . . . . . . . .          45         29        28         32         15
        Total Fixed Charges. . . . . . . . . . . . .      $1,121     $1,144    $1,239     $1,443     $1,251

Earnings:
  Income Before Income Taxes . . . . . . . . . . . .      $1,414     $1,477    $1,468     $  899     $1,572
  Plus Fixed Charges (as above). . . . . . . . . . .       1,121      1,144     1,239      1,443      1,251
  Less Undistributed Earnings in Equity Investments.          36         42        46         46         28
       Total Earnings. . . . . . . . . . . . . . . .      $2,499     $2,579    $2,661     $2,296     $2,795

Ratio of Earnings to Fixed Charges . . . . . . . . .        2.22       2.25      2.14       1.59       2.23
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